                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                         -----------------------------

                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].
For the nine month period ended December 31, 1994

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from                  to
                               ----------------    ----------------

Commission file number 1-3506

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Georgia-Pacific Corporation Hourly 401(k) Savings Plan.

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Georgia-Pacific Corporation, 133 Peachtree Street, N.E., Atlanta, Georgia 30303.

                         GEORGIA-PACIFIC CORPORATION

                          HOURLY 401(k) SAVINGS PLAN


                      FINANCIAL STATEMENTS AND SCHEDULES


                       FOR THE NINE MONTH PERIOD ENDED
                              DECEMBER 31, 1994





              GEORGIA-PACIFIC CORPORATION
              133 PEACHTREE STREET, N.E.
              ATLANTA, GA  30303

                          GEORGIA-PACIFIC CORPORATION

                           HOURLY 401(k) SAVINGS PLAN
                       FINANCIAL STATEMENTS AND SCHEDULES
                               DECEMBER 31, 1994

                               TABLE OF CONTENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

Statement of Net Assets Available for Benefits with Fund Information--December 31, 1994

Statement of Changes in Net Assets Available for Benefits with Fund Information for the Nine Month Period Ended December 31, 1994

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

SCHEDULES SUPPORTING FINANCIAL STATEMENTS

    Schedule I: Item 27(a)--Schedule of Assets Held for Investment Purposes--December 31, 1994

    Schedule II: Item 27(d)--Schedule of Reportable Transactions for the Nine
                 Month Period Ended December 31, 1994

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Participants of the
Georgia-Pacific Corporation Hourly
401(k) Savings Plan:


We have audited the accompanying statement of net assets available for benefits with fund information of the GEORGIA-PACIFIC CORPORATION HOURLY 401(k) SAVINGS PLAN (the "Plan") as of December 31, 1994, and the related statement of changes in net assets available for benefits with fund information for the nine months ended December 31, 1994. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Georgia-Pacific Corporation Hourly 401(k) Savings Plan as of December 31, 1994 and the changes in net assets available for benefits for the nine month period ended December 31, 1994 in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                     /s/    ARTHUR ANDERSEN LLP


May 22, 1995
Atlanta, Georgia

             GEORGIA-PACIFIC CORPORATION HOURLY 401(k) SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                               DECEMBER 31, 1994

                                                                                        Georgia-Pacific
                                 Short-Term U.S.     Georgia-Pacific    Index Trust        Balanced         Bond Index
                               Treasury Portfolio      Stock Fund      500 Portfolio         Fund         Fund Portfolio
                               ------------------      ----------      -------------         ----         --------------
Assets:

Contribution receivable             $   886,142       $   262,700      $   493,994        $   87,299         $ 45,211

Accrued income                                0                 0                0             2,582                0

Other receivables                        68,343                 0                0            45,455                0

Due from other funds                          0           132,875           21,178                 0            1,731

Investments, at market value:

  Master Trust                                0        13,782,778                0                 0                0

  Mutual funds                       41,168,013                 0       13,838,292         1,006,088          354,335
                                    -----------       -----------      -----------        ----------         --------

Total investments                    41,168,013        13,782,778       13,838,292         1,006,088          354,335
                                    -----------       -----------      -----------        ----------         --------

TOTAL ASSETS                         42,122,498        14,178,353       14,353,464         1,141,424          401,277
                                    -----------       -----------      -----------        ----------         --------


Liabilities:

Due to other funds                       68,343            40,175           15,360                 0                0

Other payables                                0            92,699            5,818                 0            1,731
                                    -----------       -----------      -----------        ----------         --------

TOTAL LIABILITIES                        68,343           132,874           21,178                 0            1,731
                                    -----------       -----------      -----------        ----------         --------

 NET ASSETS AVAILABLE FOR
  BENEFITS                          $42,054,155       $14,045,479      $14,332,286        $1,141,424         $399,546
                                    ===========       ===========      ===========        ==========         ========
                                     Money
                                     Market
                                    Reserves             Total
                                    --------             -----
Assets:

Contribution receivable            $  217,221         $ 1,992,567

Accrued income                              0               2,582

Other receivables                      31,905             145,703

Due from other funds                   48,090             203,874

Investments, at market value:

  Master Trust                              0          13,782,778

  Mutual funds                      3,770,564          60,137,292
                                   ----------         -----------

Total investments                   3,770,564          73,920,070
                                   ----------         -----------

TOTAL ASSETS                        4,067,780          76,264,796
                                   ----------         -----------

Liabilities:

Due to other funds                     79,996             203,874

Other payables                              0             100,248
                                   ----------         -----------

TOTAL LIABILITIES                      79,996             304,122
                                   ----------         -----------

 NET ASSETS AVAILABLE FOR
  BENEFITS                         $3,987,784         $75,960,674
                                   ==========         ===========

         The accompanying notes are an integral part of this statement.

             GEORGIA-PACIFIC CORPORATION HOURLY 401(k) SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
               FOR THE NINE MONTH PERIOD ENDED DECEMBER 31, 1994

                                            Short-Term                                                         Georgia-Pacific
                                          U.S. Treasury              Georgia-Pacific        Index Trust            Balanced
                                            Portfolio                  Stock Fund          500 Portfolio             Fund
                                            ---------                  ----------          -------------            ------
 Net investment income:

 Interest and dividends                     $ 1,099,033                $     2,883           $   242,331           $   22,401

 Net appreciation (depreciation) in
  market value of investments                  (908,584)                    27,144               (91,955)             (17,214)

 Net gain from Master Trust                           0                    511,630                     0                    0
                                            -----------                -----------           -------------         ------------

 Net investment income                          190,449                    541,657               150,376                5,187

 Contributions:

  Participants                                4,664,237                    866,741             2,030,275              310,111

  Employer                                    1,281,041                    189,328               392,815               64,984
                                            -----------                -----------           -----------           ----------

 Total contributions                          5,945,278                  1,056,069             2,423,090              375,095

 Interfund transfers                        (11,593,002)                 3,973,835             3,394,726              761,142

 Amounts distributed to participants         (1,041,761)                   (86,966)              (80,663)                   0


 Transfers from affiliated plans             48,553,191                  8,560,884             8,444,757                    0
                                            -----------                -----------           -----------           ----------
 Change in net assets available for
  benefits and net assets available for
  benefits, end of period                   $42,054,155                $14,045,479           $14,332,286           $1,141,424
                                            ===========                ===========           ===========           ==========

 Number of units outstanding at end of
 period                                       4,205,109                  1,281,678               322,045              107,135
                                            -----------                -----------           -----------           ----------

 Unit value at end of period                $      9.79                $     10.75           $     42.97           $     9.84
                                            ===========                ===========           ===========           ==========

                                                                          Money
                                              Bond Index                  Market
                                            Fund Portfolio               Reserves               Total
                                            --------------               --------               -----
 Net investment income:

 Interest and dividends                       $  8,671                  $   52,693           $ 1,428,012

 Net appreciation (depreciation) in
  market value of investments                   (7,894)                          0              (998,503)

 Net gain from Master Trust                          0                           0               511,630
                                              --------                  ----------           -----------

 Net investment income                             777                      52,693               941,139

 Contributions:

  Participants                                 145,475                     574,425             8,591,264

  Employer                                      32,056                     140,662             2,100,886
                                              --------                  ----------           -----------

 Total contributions                           177,531                     715,087            10,692,150

 Interfund transfers                           224,006                   3,239,293                     0

 Amounts distributed to participants            (2,768)                    (19,289)           (1,231,447)


 Transfers from affiliated plans                     0                           0            65,558,832
                                              --------                  ----------           -----------
 Change in net assets available for
  benefits and net assets available for
  benefits, end of period                     $399,546                  $3,987,784           $75,960,674
                                              ========                  ==========           ===========

 Number of units outstanding at end of
 period                                         38,641                   3,770,564
                                              --------                  ----------

 Unit value at end of period                  $   9.17                  $     1.00
                                              ========                  ==========




         The accompanying notes are an integral part of this statement.

             GEORGIA-PACIFIC CORPORATION HOURLY 401(k) SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                               DECEMBER 31, 1994


NOTE 1. ORGANIZATION AND PLAN DESCRIPTION

The accompanying financial statements present the statements of net assets available for benefits and changes in net assets available for benefits of the Georgia-Pacific Corporation Hourly 401(k) Savings Plan.

Certain groups of hourly employees of Georgia-Pacific Corporation (the "Employer") participate in this Plan. For unionized groups, participation in the Plan must be specified in the applicable bargaining agreement; management designates non-union participating groups. The Plan was established on April 1, 1994. Employees are eligible to participate in the Plan upon the completion of one year of service. During 1994, assets of $65,558,832 were transferred to the Plan from affiliated plans.

Plan assets are held in trust funds and invested on the participant's behalf, with all investment earnings for each fund credited to the accounts of the participants based on their proportionate share of the fund. Vanguard Fiduciary Trust Company (the "Trustee") is the Trustee and custodian for the Plan.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared on the accrual basis of accounting.

The Trustee performs daily valuations of the Plan's investments and makes daily distributions.

Investments are presented at market value. Market values of stocks and bonds are determined principally from quotations as reported on various securities exchanges.

The net appreciation (depreciation) in the market value of investments in the accompanying statement of changes in net assets available for benefits reflects the net difference between the market value and cost at the beginning and end of the period for assets held throughout the period, as well as the difference between the period end market value and cost for assets purchased during the period. For assets sold or distributed during the period, the net appreciation reflects the net difference between the market value and the cost at the beginning of the period and the date of disposition.

The net appreciation (depreciation) in the market value of investments by major investment category is as follows:


 Georgia-Pacific common stock                          $     27,144

 Mutual funds                                            (1,025,647)
                                                       ------------
 Net depreciation                                      $   (998,503)
                                                       ============

NOTE 3. INCOME TAX STATUS

The Employer has filed for a letter of determination from the Internal Revenue Service (the "IRS") as to the qualified status of the Plan. Under the applicable provisions of the Internal Revenue Code, a participant will not be subject to federal income tax on either employer contributions or earnings of the Plan until such time as distributions are made to the participant. In management's opinion, the Plan is currently designed and being operated in accordance with applicable provisions of the Internal Revenue Code. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.


NOTE 4. INVESTMENTS

Assets held under the Plan were invested by the Trustee, as directed by the participants, in one or more of six investment funds: the Short-Term U.S. Treasury Portfolio, the Index Trust 500 Portfolio, the Georgia-Pacific Balanced Fund, the Georgia-Pacific Stock Fund, the Bond Index Fund Portfolio, and the Money Market Reserves. The Plan permits participants to change the investment of future contribution or existing balances up to a maximum of four times a year plus once a quarter.

The following is a description of these investment funds:

   Georgia-Pacific Stock Fund - invested principally in shares of Georgia-Pacific Corporation common stock. The December 31,1994 investment market value of $13,782,778, exceeded 5% of the Plan's net assets.

   Short-Term U.S. Treasury Portfolio - invested in the Vanguard Short-Term
   U.S. Treasury Portfolio.   The Vanguard portfolio, a fixed income mutual
   fund, is principally invested in short-term government bills, notes and bonds and has an average maturity of two to three years. The December 31, 1994 investment market value of $41,168,013 exceeded 5% of the Plan's net assets.

   Index Trust 500 Portfolio - invested in the Vanguard Index Trust 500 Portfolio, an equity mutual fund. This portfolio is invested in all of the 500 stocks included in the Standard & Poor's 500 Composite Stock Price Index in approximately the same proportion as represented in the Index. The objective of this fund is to approximate the performance of the Standard & Poor's 500 Composite Stock Price Index. The December 31, 1994 mutual fund market value of $14,340,337 exceeded 5% of the Plan's net assets.

   Georgia-Pacific Balanced Fund - invested approximately 50% in the Vanguard Bond Index Fund - Total Bond Market Portfolio and 50% in the Vanguard Index Trust 500 Portfolio. The Vanguard Bond Index Fund, a fixed income mutual fund, invests in U.S. government bonds, high quality corporate bonds and mortgage-backed securities. The objective of the Vanguard Bond Index Fund is to approximate the performance of the Lehman Brothers Aggregate Bond Index. The Vanguard Index Trust 500 Portfolio, an equity mutual fund, is described above under the Index Trust 500 Portfolio.

   Money Market Reserves - invested in the Vanguard Money Market Reserves - U.S. Treasury Portfolio, a money market mutual fund. The Portfolio is invested exclusively in U.S. Government obligations. The December 31, 1994 investment market value of $3,770,564 exceeded 5% of the Plan's net assets.

   Bond Index Fund Portfolio - invested in the Vanguard Bond Index Fund - Total Bond Market Portfolio, a fixed income mutual fund. This fund is described above under the Georgia-Pacific Balanced Fund.


NOTE 5. MASTER TRUST

Effective June 8, 1994, the assets of the Georgia-Pacific Stock Fund were transferred into the Georgia-Pacific Stock Fund Master Trust ("Master Trust"). The Master Trust was established to hold, administer and invest the assets of the Georgia-Pacific Stock Funds of several defined contribution plans qualified under Internal Revenue Code section 401(k). These plans are administered by Georgia-Pacific Corporation. Each participating plan's interest in the Master Trust is based upon the market value of assets transferred.

The market value of the Master Trust is allocated to the individual participating plans based upon the relative value of the assets of each Plan. Interest income, dividends, and gains and losses (both realized and unrealized) are allocated daily to the individual participating plans based upon the relative market values at the beginning of each day.

The Plan's interest in the assets of the Master Trust is included in the accompanying schedule of assets held for investment purposes under the "Georgia-Pacific Stock Fund Master Trust." A summary of the Master Trust's major classifications of investments as of December 31, 1994 is shown below:

                                                           December 31
                                                              1994
                                                           -----------
 Investments (at market):

 Georgia-Pacific Corporation
  common stock                                            $172,932,403

 Vanguard Money Market
  Reserves U.S. Treasury
  Portfolio                                                  2,526,180
                                                          ------------

   Total investments                                       175,458,583
                                                          ------------

 Receivables:

  Interest                                                       9,606

  Other receivables                                            825,079
                                                          ------------
    Total receivables                                          834,685
                                                          ------------
 Less:

  Payables                                                      68,617

  Due to brokers                                             1,680,111
                                                          ------------
    Total payables                                           1,748,728
                                                          ------------
    Net assets                                            $174,544,540
                                                          ============

A summary of income and net appreciation of the Master Trust, which comprises the net investment gain for all participating plans for the period from June 8, 1994 through December 31, 1994, is shown below:

 Interest income                                      $    63,892

 Dividends                                              1,677,868

 Net appreciation in
  market value of investments                          11,824,448
                                                      -----------
 Net investment gain from
  Master Trust                                        $13,566,208
                                                      ===========

Allocations to participating plans of net investment gain for the period June 8, 1994 through December 31, 1994 and net assets as of December 31, 1994 are shown below for the Master Trust:

 Georgia-Pacific Corporation
  Hourly 401(k) Savings Plan           $   511,630

 All other plans                        13,054,578
                                       -----------

      Net investment gain from
         Master Trust                  $13,566,208
                                       ===========



 Georgia-Pacific Corporation
  Hourly 401(k) Savings Plan            $  13,782,778                       7.90%

 All other plans                          160,761,762                      92.10
                                        -------------                     ------

    Net assets of the Master Trust      $ 174,544,540                     100.00%
                                        =============                     ======

NOTE 6. CONTRIBUTIONS

The Plan allows for both employer and employee contributions. For unionized groups, the percent of eligible compensation a participant is able to contribute, the percent of the Employer's match (if any) and whether certain bonuses and compensation for unused vacation and holidays may be contributed are governed by the collective bargaining agreement applicable to that group. Participants may contribute from 1% to 12% of eligible compensation to the Plan in whole percentages as specified in the Plan Exhibit applicable to that group. In addition, if specified in the governing Exhibit, participants may elect to contribute certain bonuses and compensation for unused vacation days and personal holidays to the Plan. The Employer matches the participants' contributions to the extent provided in the Exhibit applicable to the participating group. In addition, participants may also contribute rollovers from certain qualified plans.

Participant and employer contributions are remitted to the Trustee monthly and invested in short-term interest bearing securities until they can be credited to participants' accounts and invested in accordance with participants' investment elections. Earnings on the short-term investments are allocated to participants' accounts once each year.

NOTE 7.  WITHDRAWALS AND TERMINATION

Under the Plan, contributions excluded from gross income for federal income tax purposes (and, in specified cases, other components of the participant's account balance) can be withdrawn only in the case of a financial hardship and are subject to taxes in the year received. The withdrawals (either full or partial) are paid in cash. Withdrawals of before-tax contributions result in a suspension of the right to make employee contributions to the Plan for a period of at least twelve months.

In the event of a Participant's termination of employment or death, or attainment of age 65, the Participant or his beneficiary receives in cash and/or Georgia-Pacific Corporation common stock his entire account balance. Participants are immediately 100% vested in employer contributions.

NOTE 8.  PLAN TERMINATION

The Employer has reserved the right to amend, modify, suspend, or terminate the Plan at any time. In the event the Corporation terminates the Plan, each participant's account balance would be fully vested.

NOTE 9.  FORM 5500

Net assets available for benefits as presented on Form 5500 agree to the net assets available for benefits presented in the accompanying financial statement for the period ended December 31, 1994.

NOTE 10.  EVENT SUBSEQUENT TO DATE OF AUDITORS' REPORT

The Plan has been amended to provide an additional investment fund, the International Fund, effective July 3, 1995. The fund will invest in the Vanguard International Growth Portfolio, an international equity mutual fund, which invests in the stocks of companies outside the United States that have above average growth potential. The investment objective of this fund is long-term capital appreciation.

                                                                      SCHEDULE I



             GEORGIA-PACIFIC CORPORATION HOURLY 401(k) SAVINGS PLAN
         ITEM 27(a) -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1994

                                                             Shares
                                                             or Face
                                                             Amount               Cost               Market
                                                             ------               ----               ------
GEORGIA-PACIFIC STOCK FUND
 Georgia-Pacific Stock Fund Master Trust *                  1,281,678          $12,087,956        $13,782,778
                                                                               -----------        -----------
SHORT-TERM U.S. TREASURY PORTFOLIO
 Vanguard Short-Term U.S. Treasury Portfolio*               4,205,109           41,979,621         41,168,013
                                                                               -----------        -----------

INDEX TRUST 500 PORTFOLIO
 Vanguard Index Trust 500 Portfolio *                         322,045           13,932,082         13,838,292
                                                                               -----------        -----------

GEORGIA-PACIFIC BALANCED FUND
 Vanguard Index Trust 500 Portfolio *                          11,684              507,895            502,045

 Vanguard Bond Index Fund *                                    54,967              514,645            504,043
                                                                               -----------        -----------

TOTAL GEORGIA-PACIFIC BALANCED FUND                                              1,022,540          1,006,088
                                                                               -----------        -----------
BOND INDEX FUND PORTFOLIO
 Vanguard Bond Index Fund *                                    38,641              360,332            354,335
                                                                               -----------        -----------

MONEY MARKET RESERVES
 Vanguard Money Market Reserves
  U.S. Treasury Portfolio *                                 3,770,564            3,770,564          3,770,564
                                                                               -----------        -----------


TOTAL INVESTMENTS                                                              $73,153,095        $73,920,070
                                                                               ===========        ===========





                 * Represents a party-in-interest to the Plan.

         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II
             GEORGIA-PACIFIC CORPORATION HOURLY 401(k) SAVINGS PLAN
                ITEM 27(d)--SCHEDULE OF REPORTABLE TRANSACTIONS*
               FOR THE NINE MONTH PERIOD ENDED DECEMBER 31, 1994


                                         Purchases                                    Sales
                                  ----------------------        -------------------------------------------------

                                                                                                           Gain
                                   Number     Amount            Number      Cost          Proceeds        (Loss)
                                   ------     ------            ------      ----          --------        ------
GEORGIA-PACIFIC STOCK FUND

 Georgia-Pacific Corporation
  common stock                       20    $   719,067             1     $  719,067      $  746,390     $ 27,323

 Georgia-Pacific Stock Fund
  Master Trust                      111     14,237,178            71      2,149,222       2,512,085      362,863

SHORT-TERM U.S. TREASURY PORTFOLIO

 Vanguard Short-Term U.S.
  Treasury Portfolio                163     55,111,526           160     13,131,905      13,034,929      (96,976)

GEORGIA-PACIFIC BALANCED FUND

 Vanguard Index Trust 500
  Portfolio                          74        589,701            14         81,807          82,404          597

 Vanguard Bond Index Fund            79        592,413            15         77,768          76,317       (1,451)

INDEX TRUST 500 PORTFOLIO

 Vanguard Index Trust 500
  Portfolio                         151     15,448,311            71      1,516,228       1,518,063        1,835

BOND FUND INDEX PORTFOLIO

 Vanguard Bond Index Fund            66        422,176            11         61,844          59,947       (1,897)

MONEY MARKET RESERVES

 Vanguard Money Market
  Reserves U.S. Treasury
   Portfolio                        132      5,259,411            42      1,488,847       1,488,847            0

 * The above represents a series of transactions in securities of the same issue in excess of 5% of the plan assets at the beginning of the year.


The accompanying notes are an integral part of this schedule.

                                   SIGNATURES

 THE PLAN.  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934,
                      THE TRUSTEES (OR OTHER PERSONS WHO
ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE
                    SIGNED ON ITS BEHALF BY THE UNDERSIGNED
                           HEREUNTO DULY AUTHORIZED.



                          GEORGIA-PACIFIC CORPORATION
                           HOURLY 401(K) SAVINGS PLAN


                       BY:  GEORGIA-PACIFIC CORPORATION,
                             AS PLAN ADMINISTRATOR



           DATE:  JUNE 27, 1995 BY: /s/ JOHN F. MCGOVERN
                                    ---------------------------------------
                                      JOHN F. MCGOVERN
                       SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                                 GEORGIA-PACIFIC CORPORATION

                               INDEX TO EXHIBITS

 Exhibit
 Number                                Description
 -------                               -----------
 23                                    Consent of Arthur Andersen LLP*














                             ----------------------------------------
                                       * - Filed by EDGAR